April 25, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Touchstone Variable Series Trust (the “Trust”)
File Nos. 33-76566 and 811-8416

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 54 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Touchstone Bond Fund and the Touchstone Common Stock Fund (together, the “Funds”), each a series of the Trust. The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), for review and comment by the staff of the U.S. Securities and Exchange Commission.

Touchstone is filing the Amendment in connection with the addition of Class SC shares of each Fund. The Funds currently offer Class I shares pursuant to a separate registration statement.

Upon effectiveness of the Amendment, the Funds' registration statement relating to Class SC shares will be filed under Rule 485(b) under the 1933 Act, with an effective date of July 5, 2019.

Please direct any comments or questions related to this filing to the undersigned at (513) 357-6029.

Best regards,

/s/Meredyth Whitford-Schultz
Meredyth A. Whitford-Schultz
Secretary